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                                                                  Exhibit (a)(9)


                 HALLWOOD REALTY PARTNERS, L.P. ISSUES STATEMENT


DALLAS, July 30, 2003 - Hallwood Realty Partners, L.P. (AMEX: HRY) (the "Partnership") today issued the following statement:

"With regard to yesterday's announcement by High River Limited Partnership ("High River") concerning a proposal to acquire the Partnership in a merger transaction, the Partnership has not been formally notified by High River, or any other affiliate of Carl C. Icahn, of any proposal to acquire the Partnership other than the tender offer (the "Tender Offer") for any and all units of the Partnership at a purchase price of $100 per unit. Therefore, the Partnership has no immediate comment with respect to such proposal. If and when High River does make a proposal to acquire the Partnership, the Board of Directors of Hallwood Realty, LLC (the "Board"), the general partner of the Partnership, consistent with its fiduciary duty to all unitholders of the Partnership, will review the proposal and make a recommendation with respect to the proposal in due course. Until the Board issues such a recommendation, the Partnership strongly urges its unitholders not to take any action with respect to any proposal by High River, including, without limitation, tendering their units into the Tender Offer, which appears to remain at a price of $100 per unit."

The Partnership, a publicly traded Delaware limited partnership, is engaged in the acquisition, ownership and operation of commercial real estate assets.

Certain statements in this news release may constitute "forward-looking statements" which are subject to known and unknown risks and uncertainties including, among other things, certain economic conditions, competition, development factors and operating costs that may cause the actual results to differ materially from results implied by such forward-looking statements. These risks and uncertainties are described in greater detail in the Partnership's periodic filings with the SEC.

Investor contact:          Bob Marese
                           MacKenzie Partners, Inc.
                           212-929-5405

Media contact:             Roy Winnick
                           Kekst and Company
                           212-521-4842